EXHIBIT 99.1

News for Immediate Release

Electrovaya To Host Investor Webcast on June 3, 2025

Toronto, Ontario – May 27, 2025 – Electrovaya Inc. (Nasdaq: ELVA, TSX: ELVA), a leading lithium-ion battery technology and manufacturing company, today announced that it will host an investor webcast presentation on June 3, 2025 at 2:00 PM EDT.

During the webcast, Dr. Raj DasGupta., CEO and John Gibson, CFO, will conduct an introductory presentation that will cover key aspects of Electrovaya’s business including corporate strategy, business model, and industry-leading technology. After the formal presentation, investors will have an opportunity to ask relevant questions through an interactive Q&A portal.

https://us02web.zoom.us/webinar/register/WN_QU4ncWdfRaWS5hVR_-ptkg

Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

jroy@electrovaya.com / 905-855-4618

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.